

January 28, 2014

Via E-mail
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

> **RE:** **Nike, Inc.**
> **Form 10-K for the Year Ended May 31, 2013**
> **Filed July 23, 2013**
> **Form 10-Q for the Period Ended November 30, 2013**
> **Filed January 7, 2014**
> **File No. 1-10635**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 17

2. We note that you are continuing to expand your Direct to Consumer revenues, which include online sales through NIKE owned websites. Please disclose the percentage of your revenues that are online sales and state whether these online sales are included or excluded from comparable stores sales. If online sales are included in comparable store sales, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period.

Contractual Obligations, page 33

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Notes to the Financial Statements

Note 8. Long-Term Debt, page 56

4. Certain corporate bonds carry a make whole call provision and a par call provision. Please expand your disclosures to discuss the key terms of each of these provisions and any impact of these provisions on your accounting for the corporate bonds. Please also tell us what consideration you gave to the accounting impact of these provisions, including your consideration of ASC 815 in regards to the make whole call provision.

Form 10-Q for the Period Ended November 30, 2013

Management's Discussion and Analysis

Results of Operations, page 23

5. We note your disclosures regarding distribution issues in Mexico, which were also discussed during the earnings call held on December 19, 2013. The earnings call discussion indicated that you are continuing to manage this issue and that it would take a few quarters to fully regain business at retail and address residual inventory issues. In this regard, please discuss the expected impact of these distribution issues on future revenues and earnings before interest and taxes in addition to the actual impact on the current period, if material, to your consolidated or segment results.

Mr. Donald W. Blair
Nike, Inc.
January 28, 2014
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief